FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of July 19, 2016

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve 3rd floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes         No  Ö

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's Press Release informing Tenaris announces completion of Usiminas' capital increase process.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2016.

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
1-888-300-5432
www.tenaris.com

Tenaris announces completion of Usiminas' capital increase process

Luxembourg, July 19, 2016 – Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) announced today that, following the completion of the subscription process in connection with the previously announced issuance of 200 million ordinary shares of Usinas Siderúrgicas de Minas Gerais – Usiminas at BRL 5.0 per share, Usiminas' extraordinary general shareholders' meeting homologated the resulting BRL 1 billion capital increase and authorized the issuance of such ordinary shares.

Throughout the various stages of the subscription process, TenarisConfab has subscribed to a total of 11.5 million ordinary shares for a total amount of BRL 57.5 million (approximately USD 16.6 million). In addition, on April 20, 2016, TenarisConfab subscribed to 1.3 million preferred shares for a total amount of BRL 1.6 million (approximately USD 0.5 million).

Following the issuance of these ordinary shares, TenarisConfab will own a total of 36.5 million ordinary shares and 1.3 million preferred shares, representing 3.0% of Usiminas' capital, and the T/T Group (including TenarisConfab, Ternium and its subsidiaries Siderar and Prosid) will own 39.6% of Usiminas' ordinary shares and 1.8% of Usiminas' preferred shares.

Some of the statements contained in this press release are "forward-looking statements". Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.

Tenaris is a leading global supplier of steel tubes and related services for the world's energy industry and certain other industrial applications.